NanoAsia, Ltd.
Shop G18-19, Zheng Cheng Bu
Xing Jie, Zhen Xing San Jei
Dongguan, Guangdong, China

February 17, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Katherine Way, Division of Corporation Finance

Re:	NanoAsia Ltd. Registration Statement on Form S-1 Filed December 23, 2008 File No. 333-156409
This is the response of NanoAsia, Ltd. (the “Company”) to your letter of January 16, 2009, by Barbara C. Jacobs of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form S-1 (the “Comment Letter”).  The Company has filed with the Commission via the EDGAR system, the First Amended Registration Statement on Form S-1/A (the “Amended S-1”).

Below are the responses to the Comment Letter. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.           Please amend your registration statement to provide updated financial statements pursuant to Rule 8-08 of Regulation S-X.  In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

In response to this comment, the Company included November 30, 2008 financial statements and updated its disclosures to account for the newly included financial statements.

Summary, page 5

2.           Please ensure that your disclosure here, in Business and in Management’s Discussion and Analysis clearly expresses the status of the company’s business.  Clarify what you have accomplished to date, and what remains to be accomplished in order for your business to begin to generate revenues. To the extent material and practicable, please quantify the funds necessary to accomplish each of the company’s major objectives.   Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished, and expand your disclosure to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of the objectives you indentify.

In response to this comment, the Company updated its disclosures to better explain what has been accomplished to date and what remains to be accomplished to generate revenues.  Where applicable, the Company indicated the funds necessary to achieve its objectives and circumstances that stand in the way of those objectives.

Plan of Operations, page 36

3.           The disclosure in this section should appear beneath the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  In addition, please ensure that the disclosure in this section satisfies all of the requirements of Item 303 of Regulation S-K, as modified by paragraph (d) for smaller reporting companies.  See Q&A 110.01 of our Compliance and Disclosure Interpretations on Regulation S-K.

In response to this comment, the Company revised the heading accordingly.  The Company believes it has satisfied the disclosure required by Item 303 of Regulation S-K, and the associated staff interpretation.

Results of Operations, page 38

4.           You state that you anticipate ongoing operating expenses to increase once you become a reporting company.  Please expand to address the anticipated impact of such increased legal and financial compliance costs on your general and administrative expenses in future periods, and quantify to the extent material and practicable.  In addition, consider adding risk factor disclosure with respect to the increased compliance costs associated with being a public reporting company.

In response to this comment, the company expanded its disclosure on the impact of compliance costs to operating expenses and attempted to quantify those costs in the next twelve months.  In addition, the Company included additional risk factors as recommended.

Liquidity and Capital Resources, page 38

5.           Given your disclosure indicating that currently available and contractually committed capital resources are insufficient to fund planned operations for the next twelve months, please revise to state the deficiency in quantitative terms.

In response to this comment, the Company revised its disclosure accordingly.

Exhibit 5.1, Opinion of the Law Offices of Rory Vohwinkel

6.           Your registration statement states that it relates to 3,000,000 shares of common stock previously issued by the company to the selling stockholders, but the legal opinion addresses “3,000,000 shares of common stock to be sold by the Company” (italics added).  Please have counsel file a revised legal opinion that addresses the issued and outstanding shares being registered for resale, or advise.

In response to this comment, counsel for the company provided an updated legal opinion in the Amended S-1 to state that the 3,000,000 shares are to be sold by the selling shareholders, and not the Company.

Thank you for the opportunity to respond to these comments.

Sincerely,

NanoAsia, Ltd.

/s/ Ryan Chi Wing So
Ryan Chi Wing So
President